July 25, 2017

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea F. Hahn

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-211728 and 811-22857)

Post-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 9 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-211729 and 811-22352)

Post-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 9 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-211733 and 811-22353)

Post-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Dear Ms. Hahn:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 18, 2017, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

We note that the Staff has thoroughly reviewed and declared effective Registrants’ respective registration statements on numerous occasions and that upon filing their annual updates in late May 2017, in light of not having made material changes to such previous disclosure from 2016, Registrants, pursuant to written Staff policies, requested selective review. Please find Registrants’ responses to the Comments below, which accompany amended Registration Statements, which include each Registrant’s annual audited financial statements. Also accompanying the responses is a separate comment response letter addressing Accounting Staff comments received in June.

The Registrants intend formally to request acceleration of effectiveness of the Registration Statements to July 31, 2017.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments Applicable to All Registrants

1.	The Staff reminds the Registrants that they are responsible for the adequacy and accuracy of the disclosure in the Registration Statements.

Response: Each Registrant so acknowledges.

U.S. Securities and Exchange Commission

July 25, 2017

2.	Please acknowledge that the Comments relate to all the Registrants.

Response: Each Registrant so acknowledges.

3.	Please confirm that any blanks or incomplete data in the Registration Statement will be completed.

Response:     Each Registrant confirms that any blanks or incomplete data in the Registration Statement will be completed in a post-effective amendment to the Registration Statement.

4.	On the cover page, the Staff notes that no offering expenses or sales load is reflected. Please reflect these items per Item 1.1.g of Form N-2 and update the fee table if applicable.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that this Comment is only applicable to the W Fund, as the TI1 Fund and the TI 2 Fund, to the extent applicable, reflect the required disclosure. As the W Fund does not charge a sales load, the disclosure is not applicable.

5.

In the highlighted language regarding limited liquidity in the note “To All Investors,” please consider disclosing that the shares will not be listed on an exchange, that it is not anticipated that a secondary market will develop for the shares, and further, that an investment in the shares may not be suitable for investors who may need the money they invest in a specified time frame.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. The existing bold disclosure contents reflect a prior comment from the Staff received in 2013, and Registrants believe the disclosure continues to be fully informative. The points in the Comment are currently reflected prominently in the Summary and elsewhere in the Prospectus.

6.

In the introductory paragraph to the “Summary of Terms”, the first sentence states that “The following summary is qualified entirely by the detailed information appearing elsewhere in this prospectus (the “Prospectus”) and in the statement of additional information and by the terms and conditions of the Limited Liability Company Agreement of Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Fund Agreement”). You should read the Prospectus before investing and retain it for future reference.” Please delete the reference to the summary being qualified. The summary must be accurate, but the Registrant can refer investors to other documents for more information.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that the “Summary of Terms” is accurate but, because it is a summary, necessarily cannot contain all disclosure that appears elsewhere in the Registration Statement. The noted language reflects common disclosure practice by funds reflective of the nature of a summary.

7.

In the sub-section “Investment Manager Selection Process” of the “Summary” section, it is not clear whether the Registrant is relying on exemptions or relief from Section 17 of the 1940 Act, which, among other things, prohibits a registered investment company from investing more than 5% of its assets in a single registered investment company. Please clarify the disclosure.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. In response to a previous comment in 2013 accepted by the Staff, Registrants have disclosed, and reiterate, that the Master Fund has not applied for and does not rely on any exemptive order regarding prohibitions on affiliated transactions. Additionally, as a supplemental response to the Staff, the Master Fund may from time to time rely on Rule 17a-6 (the “portfolio affiliate” rule). Registrants respectfully believe that the existing disclosure regarding possible exemptive rules adequately disclose such possibility and that more specific discussion or rule references are unnecessary for investors’ understanding.

U.S. Securities and Exchange Commission

July 25, 2017

8.

In the sub-section “Investment Fund Investment Practices” of the “Summary” section, the Registrant states that “The Investment Managers may use leverage, which also entails risks.” Please add a cross reference on the cover page to this risk. See Item 1.1.j of Form N-2.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that the cover pages already include a reference to the risk factors in the “Types of Investments and Related Risk Factors” and “Additional Risk Factors” sections. Registrants believe that the reference to these sections provides necessary context for risks and that to reference specific Investment Funds that use leverage on the cover page of a multi-strategy fund would potentially mislead investors.

9.

In the sub-section “Risk Factors” of the “Summary” section, the 13th bullet under the heading “Investing in Investment Funds involves special risks, including the following,” states that “In the event the Fund were to receive such [in-kind] securities from the Master Fund, it would be required to dispose of such securities either through liquidation or by distributing such securities to Members in connection with a repurchase by the Fund of all or a portion of Shares of Members.” Please explain the consequences to members of distributing in-kind securities, especially illiquid securities, including, for example, resale difficulties, tax consequences, and expenses.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Each Registrant notes that, given that it is extremely unlikely that the Registrant would distribute in-kind securities to members, it would be potentially misleading to include prominent risk disclosure relating to the distribution of in-kind securities in the summary section. The Registrants further note that the consequences associated with the distribution of in-kind securities are discussed elsewhere in the Registration Statement.

10.

In the sub-section “Management” of the “Summary” section, the Registrant states that “The H&F Partners, however, have reserved certain consent rights with respect to certain extraordinary corporate actions taken.” Please explain what these “consent rights” or “extraordinary actions” are, or add a cross reference to the more detailed section of the Registration Statement where they are discussed.

Response:         In response to the Comment, due to the immaterial nature of the disclosure to investors in the Registrants, each Registrant has deleted the disclosure from its Registration Statement.

11.

In the sub-section “Fees and Expenses” of the “Summary” section, the Registrant states “In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts.” The Staff requires Registrants to disclose the date the fee was waived or the expense was absorbed. The Staff notes that the three year period commences on that date, not the end of the fiscal year in which the fee was waived or the expense was absorbed.

Response:         Please see Response 1 in the letter in response to comments received on the Registration Statements by the Accounting Staff of the SEC on June 29, 2017.

12.

In the sub-section “Fees and Expenses” of the “Summary” section, the Registrant states that “Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s annualized ordinary operating expenses to exceed the Expense Limitation in effect at the time that the fee was waived or the expense was paid or absorbed.” Please add “and the expense limitation in effect at the time of reimbursement” to the end of the sentence.

U.S. Securities and Exchange Commission

July 25, 2017

Response:         The requested change has been made in accordance with Response 2 in the letter in response to comments received on the Registration Statements by the Accounting Staff of the SEC on June 29, 2017.

13.

In the sub-section “Purchasing Shares” of the “Summary” section, the Registrant states that “The minimum initial and additional investments may be reduced by the Board of Directors.” Since the Registrant is a fund of hedge funds, the Staff’s view is that the minimum investment can never be reduced below $25,000.

Response:         Registrants will discuss the follow-on investment minimum amount with the Funds’ board of directors, but respectfully believes no change is necessary in response to the Comment. Registrants note that they have agreed, as have other fund of hedge funds registered under the 1933 Act, to limit the sale of the funds to sophisticated investors and further to utilize an initial purchases minimum of $25,000. The Staff’s position on these items, as the Staff is aware, is entirely unsupported by any provision of the 1933 Act, the 1940 Act, or any other securities laws. Any current investor in the funds, both being a sophisticated investor and having made an initial purchase of at least $25,000, in no means should be restricted in follow-on investment size by any policy other than one set by the Registrants’ board of directors.

14.

In the “Summary of Fund Expenses,” please confirm that the allocated percentage of the fees and expenses of the Master Fund are reflected in the table and include a footnote to that effect. Please see Instruction 10.h to Item 3 of Form N-2, and IM Guidance Update 2014-11.

Response:         Each Registrant so confirms, and respectfully believes that no change is necessary in response to the Comment. The line item Other Expenses depicts the Registrant’s expenses and Registrant’s share of Master Fund expenses allocated to the Registrant, other than the management fee which is disclosed in the first line item. The footnote anchored to the line item Other Expenses discloses this, as requested in the Comment. Registrants note also that the depiction of the management fee line item, followed by the Other Expenses line item showing expenses of the feeder fund aggregated with Master Fund expenses borne by that feeder, and accompanied by a note to that effect, is uniform among all fund of hedge funds organized in a master-feeder structure, depicts in a clear and understandable manner relevant expense information to investors, and has been reviewed by the Staff (disclosure and accounting) numerous times for numerous registrants. In addition, Registrants note that IM Guidance 2014-11, cited in the Comment, does not address the fee table and instead addresses financial statements for a feeder fund prepared under Regulation S-X. In this regard, the Guidance states “In the circumstances of a feeder fund, generally, the staff has taken the position that the financial presentation that is most meaningful is unconsolidated,” if certain depictions of the master fund financials are contained in the feeder fund’s financials. Registrants fully comply with such Guidance. In this regard, each Registrant’s financials have also been reviewed by the Accounting Staff in June 2017 without comment.

15.	In the “Summary of Fund Expenses,” please add a line item for interest payments on borrowed funds, if applicable.

Response:         The General Instructions to Item 3 state that any caption not applicable to the Registrant may be omitted from the table. Each Registrant notes that the additional line item is not applicable.

16.

In the “Summary of Fund Expenses,” with respect to Footnote 2, the Staff notes that, pursuant to General Instruction 6 to Item 3 of Form N-2, other expenses should be estimated amounts for the current fiscal year. Please revise the footnote accordingly.

U.S. Securities and Exchange Commission

July 25, 2017

Response:         Registrants respectfully believe no change is necessary in response to the Comment. The Registrants note that Instruction 6 to Item 3 of Form N-2 is intended for use in registration statements used in connection with the initial public offering of a closed-end fund. Since the Registrants are not new funds, they have actual expenses to report and, therefore, do not need to estimate expenses. Registrants note that the Staff typically expects actual fund operating expenses to be shown for an operational fund as a matter of course and that the Accounting Staff has reviewed Registrants’ disclosure in this regard repeatedly, including in June 2017.

17.

In the “Summary of Fund Expenses,” please supplementally confirm that the aggregate expenses of the master fund and the feeder fund are included in the acquired fund fees and expenses (“AFFE”) line, per Instruction 10.h to Item 3 of Form N-2.

Response:         As a supplemental response, as noted in the response to Comment 14, the fee table depicts each Registrant’s direct expenses and such Registrant’s indirect share of Master Fund expenses in the Other Expenses line item. The AFFE line separately discloses underlying fund expense of Investment Funds. This disclosure fully and clearly informs investors about the master-feeder expenses and the AFFE expenses, and to disclose all expenses in the aggregate would obscure direct and indirect expenses. Accounting Staff has long recognized this disclosure as appropriate, and the disclosure is uniform to fund of hedge fund organized in a master-feeder structure. Registrants note that the Accounting Staff has reviewed this depiction numerous times, including in June 2017.

18.

In the “Summary of Fund Expenses,” with respect to Footnote 4, the Staff notes again that recoupment should be limited to three years from the date in which the fee was waived or expense reimbursed. Please revise the footnote per Comment 11 above.

Response:         Registrants respectfully refer the Staff to their response to Comment 11 above.

19.

In the fourth basic facet in the section “GCMLP’s Investment Process,” the Registrant states that the reports utilized by the Master Fund’s Portfolio Management Team consist of “VaR analyses.” Please describe what is meant by “VaR analyses” in plain English. Additionally, the Staff notes that a number of different analysis types are listed in this section. To the extent that these analysis types are not commonly understood, please revise the disclosure to be in plain English.

Response:         Registrants respectfully note that “VaR analyses” refers to “Value at Risk” analyses, which is a standard measure of risk used by funds of hedge funds. In response to the Comment, each Registrant has revised its Registration Statement, where applicable, as follows:

~~VaR~~ Value at Risk analyses

20.

In the section “Investment Strategies,” option volatility arbitrage is included as a sub-strategy. Please consider reinserting the text that was deleted from the Registrant’s currently effective prospectus which explains how the strategy works or explain in plain English how one trades volatility as an asset class. Additionally, please consider moving the sentence stating “Option volatility arbitrage managers typically invest in liquid instruments including options and variance swaps” to the beginning of the disclosure regarding the option volatility arbitrage sub-strategy.

Response:         In response to the Comment, Registrants have reinserted the deleted text and moved the sentence as requested so that the disclosure in their respective Registration Statements reads as follows:

U.S. Securities and Exchange Commission

July 25, 2017

Option volatility arbitrage managers typically invest in liquid instruments including options and variance swaps in order to trade volatility as an asset class. Investment Managers in this strategy focus on and invest in the volatility levels of an asset (or group of assets) rather than the price of such asset(s). For example, an Investment Manager may not have a defined view as to whether U.S. stocks are more likely to rise or fall; however such Investment Manager may have a clear view that the volatility of U.S. stocks will increase, and may therefore purchase call options on the Chicago Board of Options Exchange Volatility Index (“VIX”) which is a volatility index of the S&P 500. Exposures may be long, short, or neutral to the direction of implied volatility. Option volatility arbitrage strategies may be either directional or relative value in nature. Specifically, directional volatility arbitrage strategies seek to express a view on the likely trend of implied volatility across various asset classes including equities, foreign exchange, interest rates and commodities, whereas relative value volatility arbitrage strategies seek to exploit mispricings between multiple options or instruments containing implied volatility.

21.

In the section “Investment Strategies,” the disclosure under the heading “Diversified Relative Value” states that “Diversified relative value strategies consist primarily of highly diversified multi-asset class portfolios…” Please identify what types of instruments may be found in a multi-asset class portfolio.

Response:         Registrants respectfully believe that no change is necessary in response to the Comment. The sentence referred to in the Comment continues on to list examples of the types of investment approaches “including, but not limited to convertible arbitrage, fixed income arbitrage and option volatility arbitrage …“ each of which are more fully described in the preceding paragraphs of the Registration Statements.

22.

In the section “Investment Strategies,” the disclosure under the heading “Directional Equity” states that “Directional equity strategies consist primarily of diversified generalist equity portfolios…” Please provide a plain English explanation of a “diversified generalist equity portfolio” and explain what types of securities such a portfolio would hold.

Response:         In response to the Comment, each Registrant has revised its Registration Statement as follows:

Directional equity strategies consist primarily of diversified ~~generalist~~ equity portfolios typically involving common or preferred stock ~~which may engage in a wide range of equity investment approaches~~.

23.

In the section “Investment Strategies,” the disclosure under the heading “Low-Net Equity” states that “Investment Managers assigned to this category typically have a net equity exposure greater than 50% net long in most market environments and may at times have net short portfolio exposure.” Please consider adding a plain English definition of “market environment.”

Response:         In response to the Comment, each Registrant has revised its Registration Statement as follows:

Investment Managers assigned to this category typically have a net equity exposure greater than 50% net long in most market ~~environments~~ conditions and may at times have net short portfolio exposure.

24.

In the section “Investment Strategies,” under the heading “Fundamental Market Neutral Equity” please clarify, if accurate, that low net exposure does not necessarily indicate a low level of risk and that the fund may have a significant amount of leverage. Additionally, please explain what is meant by “net equity exposure.”

U.S. Securities and Exchange Commission

July 25, 2017

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that the disclosure relates to the investment strategies of the Investment Funds and that the Registrants will not have any leverage. In addition, the Registrants note that “net equity exposure” means the net exposure of the Investment Funds to equity securities, which is commonly known as the amount of securities held long over the amount of securities held short.

25.

In the section “Investment Strategies,” the disclosure under the heading “Event Driven” states that “Event driven strategies include investing in spin-offs, stub-trades, post-restructuring equities, post-bankruptcy equities, risk (merger) arbitrage, litigation equity trades and recapitalizations.” Please provide plain English definitions of “stub-trades” and “litigation equity trades.”

Response:         In response to the Comment, each Registrant has revised the disclosure in its Registration Statement to clarify the two concepts as follows:

Event driven strategies include investing in spin-offs, ~~stub-trades~~ “stubs” (the remaining publicly traded equity left over after a buyout, spin-off or other restructuring), post-restructuring equities, post-bankruptcy equities, risk (merger) arbitrage, ~~litigation equity trades~~ equities of companies involved in litigation and recapitalizations.

26.

In the section “Investment Strategies,” the disclosure under the heading “Specialist Equity” states that “These strategies will typically seek to leverage a narrow, focused investment approach to isolate uncorrelated return streams within a particular sub-set of global equity markets, or generate attractive risk adjusted exposure to a specific market opportunity.” Please provide a plain English definition of “uncorrelated return streams.”

Response:         Each Registrant respectfully notes that the term “uncorrelated return streams” refers to sources of return that are not correlated with other market returns. Therefore, in response to the Comment, each Registrant has revised the disclosure in its Registration Statement as follows:

These strategies will typically seek to leverage a narrow, focused investment approach to isolate ~~uncorrelated return streams within a particular sub-set of~~ returns from particular market sectors that are uncorrelated with returns from broader global equity markets, or that generate attractive risk adjusted exposure to a specific market opportunity.

27.

In the section “Investment Strategies,” the disclosure under the heading “Macro Strategies” states that “Global macro strategies may be diversified in nature trading across a wide range of asset classes globally or may be specialized to focus on particular regions, or sub-sets of tradeable macroeconomic asset classes, such as currencies or rates.” Please clarify how an Investment Fund will invest in tradeable macro economic asset classes.

Response:         Registrants respectfully believe that no change is necessary in response to the Comment. The full sentence that contains the phrase “tradeable macroeconomic asset classes” provides examples of how they are traded by using the phrase “such as currencies or rates”.

28.

In the section “Investment Strategies,” under the heading “Commodities Strategies,” please consider reinserting the language that was deleted from the Registrant’s currently effective prospectus which explains the types of instruments which would make up the commodity investment manager’s portfolio.

Response:         In response to the Comment, Registrants have added back language that reads as follows:

Commodity Investment Managers typically invest in liquid instruments including exchange traded futures and options.

U.S. Securities and Exchange Commission

July 25, 2017

29.

In the section “Investment Strategies,” the disclosure under the heading “Opportunistic Hedging” states that “Relative to other portfolio hedging strategies outlined above, opportunistic hedges are more likely to target discrete trades or risk factors, rather than shorting market benchmarks or purchasing derivative protection on such benchmarks.” Please provide a plain English explanation of how a portfolio manager would purchase derivative protection on a benchmark.

Response:         In response to the Comment, each Registrant has revised the disclosure in its Registration Statement as follows:

Relative to the other portfolio hedging strategies outlined above, opportunistic hedges are more likely to target discrete trades or risk factors, rather than shorting market benchmarks or purchasing derivative protection on a benchmark, for example through futures or swaps on such benchmarks.

30.

In the “Leverage” sub-section of the “Types of Investments and Related Risk Factors” section, please disclose that while derivative transactions may not be subject to the asset coverage requirements, they may violation the 1940 Act prohibition against senior securities unless the fund segregates assets or otherwise covers such obligations in accordance with SEC Staff guidance and interpretations.

Response:         Registrants respectfully note that the disclosure to which the Comment is directed principally addresses investment activities of Investment Funds. However, in response to the Comment, each Registrant has added the following disclosure to the end of the “Leverage” sub-section in its Registration Statement:

If the Master Fund were to enter into derivative transactions directly, the Master Fund would utilize appropriate asset coverage.

31.

With respect to the “Short Sales” sub-section of the “Types of Investments and Related Risk Factors” section, supplementally, please confirm that short sale expenses are reflected in the fee table under “Other Expenses.”

Response:         Supplementally, each Registrant respectfully notes that it is a feeder fund and, therefore, does not engage in short sales and that the Master Fund does not engage in short sales or invest directly. The discussion of short sales in the sub-section noted by the Staff refers to short sales by the Investment Funds in which the Master Fund invests.

32.

The “Reverse Repurchase Agreements” sub-section of the “Types of Investments and Related Risk Factors” section states that “Reverse repurchase agreements are a form of leverage, which may also increase the volatility of an Investment Fund’s investment portfolio and therefore increase fluctuations in the Investment Fund’s net asset value.” Please consider replacing the term “leverage” with “borrowing.”

Response:         Each Registrant respectfully submits that it believes that “leverage” is a more accurate term and that no change is necessary in response to this Comment.

33.

In the “Special Investment Instruments and Techniques” sub-section of the “Types of Investments and Related Risk Factors” section, where credit default swaps are discussed, please disclose that when the fund writes or sells a credit default swap, that it will segregate liquid assets to cover the full notional value of the obligation.

U.S. Securities and Exchange Commission

July 25, 2017

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that they are feeder funds and, therefore, will not invest directly in credit default swaps and that the Master Fund does not invest directly.

34.

The “Use of Proceeds; Cash Equivalents” sub-section of the “Types of Investments and Related Risk Factors” states that “The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the investment objectives and policies of the Master Fund as soon as practicable, consistent with normal market conditions and the availability of suitable investments, and in any event not more than after six months of receipt.” Please explain the reason why the investment of net proceeds may be delayed for up to six months, per Guide 1 of the Guidelines to Form N-2.

Response:         Registrants respectfully believe that no change is necessary in response to the Comment. The current disclosure was added in response to a prior comment (2013) and clearly states that the Registrant anticipates investing proceeds shortly after receipt and in any event not more than after six months.

35.

The disclosure under the heading “Institutional Risk” in the “Additional Risk Factors” section relates in large part to counterparty risk. Please consider revising the heading to reflect the risk described.

Response:         In response to the Comment, each Registrant has deleted the “Institutional Risk” heading. The disclosure under this heading will be merged with the “Counterparty Credit Risk” disclosure immediately above.

36.

In the “Special Risks of Multi-Manager Structure” sub-section of the “Additional Risk Factors” section, consider revising the disclosure regarding the distribution of in-kind securities per Comment 9 above.

Response:         Please refer to each Registrant’s response to Comment 9 above.

37.	Please revise the disclosure in “The Adviser” section per Comment 10 above.

Response:         Please refer to each Registrant’s response to Comment 10 above.

38.

The “Transfers of Interests in Investment Funds” sub-section of the “Conflicts of Interest” section states “Because ‘Cash transfers’ involve separate funds conducting independent transactions in Investment Funds, they are not subject to Rule 17a-7 under the 1940 Act. Please explain the relevance of this disclosure to the Registrant, for example, that there is no duty to provide best execution.

Response:         In response to the Comment, each Registrant has deleted the disclosure.

39.

In the “Fees and Expenses” section, please revise the disclosure regarding the adviser’s ability to recoup expenses per Comment 11 and Comment 12 above. Supplementally, please confirm that the expense limitation agreement will remain in effect for at least one year after the effective date of the Registration Statement.

Response:         Please refer to each Registrant’s response to Comment 11 and Comment 12 above. Supplementally, each Registrant confirms that the expense limitation agreement will remain in effect for at least one year after the effective date of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2017

40.

In the “Repurchases of Shares” sub-section of the “Redemptions, Repurchases of Shares and Transfers” section, please disclose the means by which share repurchases will be funded generally. If there are any risks inherent in the policies relating to funding, these should be disclosed. See Guide 2 to the Guidelines to Form N-2. If the Registrant intends to incur debt to finance the repurchase of shares, the Registrant should disclose the maximum amount of debt that may be incurred for the repurchase of shares, the restrictions imposed by the 1940 Act on leverage, and the attendant risks of leveraging. In addition, the Registrant should discuss the effect that share repurchases and related financings might have on expense ratios, portfolio turnover, and the ability of the Registrant to achieve its investment objectives and other factors related to portfolio management.

Response:         Registrants respectfully believe that no change is necessary in response to the first part of the Comment. The Registrants presently disclose that repurchases will be funded by “(i) cash; (ii) liquid securities; or (iii) interests in the Master Fund that the Fund has requested be withdrawn (or any combination of the foregoing)” The same section states that the Master Fund “may have to effect withdrawals from Investment Funds to pay for Shares being repurchased.” Although Registrants maintain the ability to borrow for the limited purposes of cash management and liquidity, they do not currently intend to incur debt to finance the repurchase of shares. Regarding the latter part of the Comment, although the factors noted as risks in the Comment are considered by the Registrants’ board of directors when approving a repurchase offer, Registrants have added the following additional risk disclosure to their respective Registration Statements regarding the potential effect that share repurchases and related financings might have:

The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the repurchase. The purchase of Shares pursuant to the offer to repurchase will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Shares. Members who retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Members make additional purchases of Shares from time to time, although there can be no assurance that such additional purchases will occur. Payment for Shares purchased pursuant to an offer to repurchase may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. To any extent the Master Fund incurs debt to finance a repurchase of shares, although not expected, the Fund would bear interest costs until such funds were repaid.

41.

The “Distributions to Members” sub-section of the “Taxes” section states that “Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) each Member’s tax basis in its Shares and any such amount in excess of such basis will be treated as gain from the sale of Shares, as discussed below.” Please highlight that shareholders who receive a payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when, in fact, they are not and that shareholders should not assume that the source of the distribution from the Registrant is net profit. Please clarify the language by adding “or reduce the potential taxable loss on the sale of the shares.” Please also disclose that the reduction of the tax basis may reduce the potential taxable loss on the sale of the shares.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that they do not make any distributions other than Regulated Investment Company (“RIC”) distributions. Such distributions do not include returns of capital. The Registration

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July 25, 2017

Statements’ tax disclosure merely discusses the fact that distributions in excess of standard RIC distributions would be returns of capital. Each Registrant believes it would be misleading to add the disclosure suggested by the Staff as it would suggest that the Registrant is likely to distribute returns of capital.

42.	On the back cover, please add disclosure regarding the dealer prospectus delivery obligations under Rule 481(e) of the 1933 Act per Item 2.3 of Form N-2.

Response:         Registrants respectfully believe no change is necessary in response to the Comment. Registrants note that the disclosure addressed by the Comment applies to firm commitment underwritings of the type utilized by traditional exchange-traded closed-end funds undertaking a single asset raise in an initial public offering Such disclosure is inapplicable to Registrants. Like all funds of hedge funds that register interests under the 1933 Act, Registrants rely on Rule 415 under the Securities Act to conduct continuous offers similar to open-end funds, and no fund of hedge funds utilizes a firm commitment underwriting or such Rule 481 disclosure.

43.	Appendix A shows performance of the Master Fund, in part, however, the appendix is labeled “Fund Performance.” Please consider renaming the appendix.

Response:         Each Registrant respectfully notes that, as disclosed in the introductory paragraph to Appendix A, the performance shown is the actual performance of the Master Fund, when it was a standalone fund prior to the master-feeder structure, through the inception date of the Registrant. Performance shown after the inception date of the Registrant is the actual performance of the Registrant. To better reflect the information shown, each Registrant has relabeled Appendix A to its Registration statement as follows:

Appendix A - Fund and Master Fund Performance

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes

July 25, 2017

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

RE:	Staff Accounting Comments on:

Grosvenor Registered Multi-Strategy Fund Master Fund, LLC (the “Master Fund”)

(File No. 811-21274)

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”)

(File Nos. 333-211729 and 811-22352)

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”)

(File Nos. 333-211733 and 811-22353)

Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund,” and together with TI 1 Fund and TI 2 Fund, the “Feeder Funds”)

(File Nos. 333-211728 and 811-22857)

Dear Mr. Ellington:

This letter is in response to oral comments (“Comments”) of the accounting staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”), which were conveyed by telephone on June 29, 2017. The Comments pertain to the financial statements of each of the above-listed registrants (each, a “Registrant” and collectively, the “Registrants”), which were filed on Form N-CSR on June 8, 2017, by each Registrant. In addition, as identified specifically below, certain Comments apply to the annual registration statement updates of the Feeder Funds, which serve as feeder funds to the Master Fund. Such annual updates were filed: for the TI 1 Fund as Post-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 9 to Registration Statement under the Investment Company Act of 1940(the “1940 Act”); for the TI 2 as Fund Post-Effective Amendment No. 2 to Registration Statement under the 1933 Act and Amendment No. 11 to Registration Statement under the 1940 Act; and for the W Fund as Post-Effective Amendment No. 1 to Registration Statement under the 1933 Act and Amendment No. 9 to Registration Statement under the 1940 Act.

We respectfully submit this response letter on behalf of the Registrants. We believe that the disclosure changes and supplemental responses discussed in this letter fully resolve the Comments.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the referenced filings.

Comments on the Fee Table in the Registration Statement (applicable to the Feeder Funds)

1.	The Staff is taking a new stance regarding the timeframe for potential recoupment of previously waived and/or reimbursed expenses under an expense limitation agreement. Footnote 4 to the Feeder Funds’ respective Fee Tables states, in relevant part, that under the existing expense limitation agreements the amount of fees waived and expenses paid or absorbed by the Adviser may be recouped later “for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed.”

U.S. Securities and Exchange Commission

July 25, 2017

A fund may avoid reporting a liability on its financial statements for potential adviser recoupment expenses when a contingent recoupment is unlikely and/or an amount uncertain. The Staff believes that the longer the time period available for recoupment, however, the more likely it becomes that a fund may be liable for recoupment expense. The Staff believes that a potential recoupment period greater than three years from the date of a waiver/reimbursement of an expense makes potential recoupment more likely. ASC 450 (formerly FAS 5, Accounting for Contingencies) paragraph 8 and FASB Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 26 (“Con 6”).

Please either change the disclosure or confirm supplementally that the adviser has performed a FAS 5 analysis and determined that no liability is necessary, and that the adviser has discussed the analysis with the auditor who has concurred.

Response:	Registrants confirm they have analyzed the potential recoupment under FAS 5 and have discussed the determination that no liability is necessary with the Fund auditors. This determination was based on the expiration of all potential recoupment amounts for both the TI1 Fund and the TI2 Fund. The W Fund continues to exceed the expense cap and has had limited asset growth that combined with steady fixed expenses eliminates the probability of a recoupment.

2.	In Note 4 to the Fee Table, as well as in the notes in the Feeder Funds’ financial statements, disclosure states that recoupment can be made “only to the extent it does not cause the Fund’s annualized ordinary operating expenses to exceed the Expense Limitation in effect at the time that the fee was waived or the expense was paid or absorbed.” Please revise the disclosure in the Fee Table, and in future financial statement notes, to state that recoupment would be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment.

Response:	Registrants will make the requested clarifying change in Note 4 to the Feeder Funds’ respective Fee Tables, and in each Feeder Fund’s future financial statements.

Comments on Financial Statements (Fund applicability as noted)

1.	The Master Fund’s Schedule of Investments discloses totals for the cost of groups of investments. Please in the future indicate the cost for each investment listed, per Article 12, Section 12-12(6) of Regulation S-X.

Response:	Registrant will make the requested changes in future Master Fund financial statements.

2.	In footnote (b) to the Master Fund’s Schedule of Investments, please disclose in addition the percentage of the Master Fund’s assets that are invested in the Sub-Fund.

Response:	Registrant will add a sentence to footnote (b) on the Schedule of Investments in future Master Fund financial statements stating the percentage of consolidated Master Fund assets that are held in the Sub-Fund.

3.	In the W Fund’s Statement of Assets, Liabilities and Members’ Capital, please supplementally describe the frequency that the Due from Adviser line item is settled. In future financial statements, include a description whether the settlement timing differs from the timing of payments to adviser.

U.S. Securities and Exchange Commission

July 25, 2017

Response:	The balance as of March 31, 2017, has been paid. Future amounts due to or from the Adviser will be settled at the same frequency as advisory payments due to the Adviser.

4.	In the Feeder Funds’ respective Statements of Changes in Members Capital, in future filings please provide the source of the distributions on the Statement of Changes in Members Capital, per Article 6, Section 6-09(2) of Regulation S-X.

Response:	Registrants will make the requested changes in future Feeder Fund financial statements.

5.	In the Feeder Funds’ respective Financial Highlights, in future filings please disclose the character (income, gain, return of capital) of the distributions in the Distributions to Members line item, per Item 4 of Form N-2.

Response:	Registrants will make the requested changes in future Feeder Fund financial statements.

6.	With respect to Note 2(b) in the Master Fund’s financial statements, please discuss supplementally where expenses related to the Sub-Fund are located in the Summary of Fund Expenses in the Feeder Funds’ prospectuses.

Response:	Registrants note that the Sub-Fund expenses are consolidated within the Master Fund’s expenses and included, per note 3 to the Summary of Fund Expenses within the TI 1 Fund’s and W Fund’s prospectuses and note 2 to the Summary of Fund Expenses within the W Fund’s prospectus, within the Other Expenses line item in the Summary of Fund Expenses.

7.	In Note 2(h) in the Master Fund’s financial statements, please include in future filings disclosure regarding accounting for interest income.

Response:	Registrant will make the requested changes in future Master Fund financial statements.

8.	In the Fund Management (Unaudited) section in the Master Fund’s financial statements, please include a statement that additional information regarding directors is included in the SAI, per Form N-2 Item 24 Instruction 4(f).

Response:	Registrant notes that the Feeder Funds disclose all such information in a prospectus rather than an SAI, but in future Master Fund financial statements disclosure will be added to the Fund Management (Unaudited) section stating that “Additional information about the directors is contained in the feeder fund prospectuses.”

* * *

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada